SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Private Exchange Offer

São Paulo, May 3, 2016 - GOL Linhas Aéreas Inteligentes S.A. “GOL” or “Company” (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC-, Fitch: CCC and Moody’s: Caa1), the largest low-cost and best-fare airline in Latin America, today announced that its subsidiary GOL LuxCo S.A. (“LuxCo” or the “Issuer”) has commenced private Exchange Offers (the "Exchange Offers") for any and all of the outstanding 7.50% Senior Notes due 2017 (the “2017 Notes”) issued by GOL Finance (“Finance”) for cash and LuxCo’s newly issued 8.50% Secured Amortizing Notes due 2018 (the “New 2018 Notes”); 9.250% Senior Notes due 2020 (the “2020 Notes”) issued by Finance, 8.875% Senior Notes Due 2022 (the “2022 Notes”) issued by LuxCo and 10.750% Senior Notes due 2023 (the “2023 Notes”) issued by LuxCo for cash and LuxCo’s newly issued 8.50% Secured Notes due 2022 (the “New 2022 Notes”); and 8.75% Perpetual Notes (the “Perpetual Notes” and, together with the 2017 Notes, 2020 Notes, 2022 Notes and 2023 Notes, the “Old Notes”) issued by Finance for newly issued 8.50% Secured Notes due 2028 (the “New 2028 Notes” and, together with the New 2018 Notes and New 2022 Notes, the “New Notes”). The New Notes will be guaranteed by the Company and VRG Linhas Aéreas S.A.

The New Notes will be secured by a first priority security interest in all spare parts owned by GOL and, as a result, structurally senior to all of GOL’s existing and future unsecured indebtedness, including the Old Notes, to the extent of the value of collateral securing the New Notes and, in the case of the New 2028 Notes, until January 21, 2022, and senior to any future subordinated indebtedness that GOL may incur. Old Notes will not get the benefit of the collateral securing the New Notes and holders of Old Notes who do not participate in the Exchange Offers will be effectively subordinated to the New Notes, to the extent of the value of the collateral securing the New Notes.

GOL has in recent years faced a challenging economic scenario, including: (1) political instability; (2) contraction of the Brazilian economy; (3) sharp devaluation of the Brazilian real; and (4) inflationary pressures and high interest rates. In addition, GOL and the Brazilian aviation sector were affected by: (1) decreased demand; (2) industry overcapacity; (3) increased labor costs; (4) scarce and expensive credit; (5) ratings decline; (6) operating cost increase; (7) high financial expenses; and (8) reduced payment capacity.

GOL embarked in the past year on a series of initiatives to comprehensively address its liquidity and capital structure concerns. The initiatives in the second half of 2015 and first months of 2016 include: (1) an equity infusion; (2) financing support from Delta Air Lines; (3) fleet reduction; (4) operating cost reductions; (5) advanced ticket sales to Smiles; (6) route network changes; (7) supplier negotiations; (8) leasing contract negotiations; and (9) capital structure improvements. Together with

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these efforts, the Exchange Offers are intended to ensure that GOL emerges from the current political and economic crisis in the best competitive position.

In exchange for each US$1,000 principal amount of the Old Notes that are validly tendered (and not validly withdrawn) at or before the Early Participation Time, 5:00 p.m., New York City time, on May 17, 2016, and accepted for exchange, Eligible Holders will receive the Following Total Exchange Consideration:

•         2017 Notes: US$210 in cash and US$490 in principal amount of the New 2018 Notes, including the Early Participation Premium of US$15 in cash and US$35 in principal amount of the New 2018 Notes;

•         2020 Notes: US$70 in cash and US$280 in principal amount of the New 2022 Notes, including the Early Participation Premium of US$10 in cash and US$40 in principal amount of the New 2022 Notes;

•         2022 Notes: US$70 in cash and US$280 in principal amount of the New 2022 Notes, including the Early Participation Premium of US$10 in cash and US$40 in principal amount of the New 2022 Notes;

•         2023 Notes: US$70 in cash and US$280 in principal amount of the New 2022 Notes, including the Early Participation Premium of US$10 in cash and US$40 in principal amount of the New 2022 Notes; and

•         Perpetual Notes: US$300 in principal amount of the New 2028 Notes, including the Early Participation Premium of US$50 in principal amount of the New 2028 Notes.

For each US$1,000 principal amount of the Old Notes that are validly tendered (and not validly withdrawn) after the Early Participation Time but at or before the Expiration Time, 11:59 p.m., New York City time, on June 1, 2016, that are accepted for exchange, Eligible Holders will receive only the applicable Exchange Consideration which is equal to the applicable Total Exchange Consideration less the applicable Early Participation Premium. GOL will pay, upon closing of the Exchange Offers, all accrued and unpaid interest on the Old Notes exchanged for New Notes.

Tendered Old Notes may not be withdrawn subsequent to the Withdrawal Deadline, subject to limited exceptions.  If, after the Withdrawal Deadline, at 5:00 p.m., New York City time, on May 17, 2016, the Issuer (i) reduces the principal amount of Old Notes subject to the Exchange Offers, (ii) reduces the Exchange Consideration or (iii) is otherwise required by law to permit withdrawals, then previously tendered Old Notes may be validly withdrawn within a reasonable period under the circumstances after the date that notice of such reduction or permitted withdrawal is first published or given or sent

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to holders of the Old Notes by the Issuer.  The Issuer may extend the Early Participation Time or the Expiration Time without extending the Withdrawal Deadline, unless otherwise required by law.

In the event of a termination of an Exchange Offer, no Exchange Consideration will be paid, and the Old Notes tendered pursuant to that Exchange Offer will be promptly returned to the tendering holders.

The obligation of the Issuer to consummate the Exchange Offers is conditioned upon, among other items identified in an exchange offer memorandum available to Eligible Holders (as defined below), for each Exchange Offer individually, the valid tender, without subsequent withdrawal, of at least 95% in aggregate principal amount of outstanding Old Notes that are the target of that Exchange Offer, unless lowered by the Company. None of the Exchange Offers is conditioned upon any of the other Exchange Offers. In addition, the Company has the right to amend, terminate or withdraw, in its sole discretion, any of the Exchange Offers at any time and for any reason, including failure to satisfy any condition to the Exchange Offers.

The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person,” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

More Information

D.F. King & Co., Inc. has been appointed as the information agent and the exchange agent for the Exchange Offer. Holders may contact the information agent to request the eligibility letter at (212) 269-5550 or toll free at (866) 796-6898.

This press release is neither an offer to sell nor the solicitation of an offer to buy any security. Neither GOL, its officers, our board of directors, the Exchange Agent nor the Information Agent is making any recommendation as to whether noteholders should tender Old Notes for exchange pursuant to the

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Exchange Offers. Further, none of the aforementioned parties have authorized anyone to make any such recommendation.

PJT Partners is serving as financial advisor to GOL. Milbank, Tweed, Hadley & McCloy LLP and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados are serving as legal advisors to GOL.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

Media Relations

Marcelo Mota

In Press Porter Novelli

+55 11 94547 7447

Michael Freitag, Meaghan Repko and Dan Moore

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

    Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.